GKN plc

03 OCT 21 AM 7:21

GKN Corporate Centre
PO Box 55, Ipsley House, Ipsley Church Lane, Redditch,
Worcestershire B98 0TL, England
Tel +44 (0)1527 517715 Fax +44 (0)1527 517700

03032816

1 October 2003

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

New GKN

Exemption File 82-5204

SUPPL

Dear Sirs,

GKN plc – announcements to the London Stock Exchange

PROCESSED
OCT 29 2003
THOMSON FINANCIAL

For your information I enclose copies of the above announcements.

Yours faithfully,

S. DeRidder

David Pavey
Assistant Company Secretary

Enc.

dlw 10/27

COMPLIANCE/SEC/COR/notification of press release

23 September 2003

GKN plc ("the Company")

Application has been made to the Financial Services Authority and the London Stock Exchange Plc for a total of 715,000 Ordinary shares of 50p each ("shares") to be admitted to the Official List.

It is expected that admission will be granted on 25 September 2003 and trading will commence on 26 September 2003.

These shares are being reserved under a block listing and will be issued pursuant to the following scheme(s):

Scheme(s)	**Shares**
GKN SAYE Share Option Scheme 2001	715,000

When issued, these shares will rank pari passu with the existing Ordinary shares.

1 October 2003

GKN plc ("the Company")

Application was made on 30 September 2003 to the Financial Services Authority and the London Stock Exchange Plc for a total of 720,000 Ordinary shares of 50p each ("shares") to be admitted to the Official List.

It is expected that admission will be granted on 2 October 2003 and trading will commence on 3 October 2003.

These shares are being reserved under a block listing and will be issued pursuant to the following scheme(s):

Scheme(s)	Shares
GKN SAYE Share Option Scheme 2001	720,000

When issued, these shares will rank pari passu with the existing Ordinary shares.